                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                    Form 40-F
                -----                            -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                              No   X
          -----                           -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                              No   X
          -----                           -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                              No   X
          -----                           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

Enclosures:

Declaration by Directors of ALSTOM of Transactions They Performed in
the Company's Securities during the Second Half-Year Period of the
Year 2002, as filed with the Commission des Opérations de
Bourse.........................................................................3

Press release dated February 25, 2003 "IT Outsourcing Negotiations with EDS Terminated"...........................................................4

Press release dated February 27, 2003 "ALSTOM Will Refurbish 238 Metro
Cars for Atlanta, United States, In an Order Worth 247 Million
Euros".........................................................................5

Free translation of the original French version
-----------------------------------------------

                                                                    Paris, 18 February 2003

------------------------------------------------------------------------------------------

                             DECLARATION BY DIRECTORS OF ALSTOM
                 OF TRANSACTIONS THEY PERFORMED IN THE COMPANY'S SECURITIES
                    DURING THE SECOND HALF-YEAR PERIOD OF THE YEAR 2002

----------------------------------------- ------------------------------------------------

                          GROSS FLOWS                     OPEN INTERESTS
                         for the half-      as at the last day of the half-year period
                          year period

----------------------------------------- ------------------------------------------------
                        Purchase   Sale     Interest at purchase        Interest at sale
----------------------------------------- ------------------------------------------------

   Number of
   Directors
   concerned               1        0                0                         0

----------------------------------------- ------------------------------------------------

  Number of                                 Call purchased      0     Put purchased      0
  securities             2,000      0       Call sold           0     Put purchased      0
                                            Deferred purchases  0     Deferred sales     0

----------------------------------------- ------------------------------------------------

  Average weighed    €10.668   0
       price
----------------------------------------- ------------------------------------------------

25, avenue Kléber                                     ALSTOM
75795 Paris Cedex 16                                  Societe  Anonyme
France                                                Share capital: euro 1 689 963 138
Tel.: +33 (0)1 47 55 20 00                            Registered Office: 25, avenue Kleber
Fax:  +33 (0)1 47 55 28 90                            75116 Paris - France
                                                      389 058 447 RCS Paris

                                                                25 February 2003

                      IT OUTSOURCING NEGOTIATIONS WITH EDS
                                   TERMINATED

ALSTOM  announced  on 20  November  2002  that EDS had been  chosen as preferred  bidder  for the  project  to  outsource  the  Company's  IT infrastructure, applications and related services.

Since then, negotiations have proceeded, but the two parties have been unable to reach mutually acceptable terms for the transaction.  It has been decided, therefore, to terminate negotiations.

ALSTOM  continues  to  favour  outsourcing  its IT in order to  reduce costs, while delivering improved operational efficiency, and higher IT service and quality levels.

Press enquiries:                 G. Tourvieille
                                 (Tel. +33 1 47 55 23 15)
                                 gilles.tourvieille@chq.alstom.com

Investor relations:              E. Rocolle-Teyssier
                                 (Tel. +33 1 47 55 25 78)
                                 investor.relations@chq.alstom.com

Internet:                        http://www.alstom.com

                                                               February 27, 2003

            ALSTOM will refurbish 238 metro cars for Atlanta, United
                  States, in an order worth 247 million euros.

ALSTOM is to overhaul an additional 118 metro cars for the Metropolitan  Atlanta
Rapid Transit  Authority  (MARTA),  in a follow-on  option worth about €129 million ($139 million).

MARTA is exercizing the option  associated with a contract  awarded  December 9,
2002,  worth some  €118  million  ($127  million),  under  which  ALSTOM is overhauling 120 cars.

Including this option, the total number of cars ALSTOM is refurbishing for MARTA comes to 238,  bringing  the  total  value of the  contract  to about  €247 million ($266 million).

The 118  additional  cars,  built  by  ALSTOM  between  1979 and  1981,  will be refurbished  at  ALSTOM's  facilities  in  Hornell,  New  York.  Deliveries  are scheduled to begin at the end of 2004, at the rate of up to eight cars a month.

Michel Moreau,  President of ALSTOM's  Transport  Sector,  said: "We are pleased with this new vote of confidence from MARTA. This decision  reinforces  ALSTOM's position as a leader in the United States in refurbishing  metro cars. ALSTOM is currently renovating vehicles for the Washington Metropolitan Transit Authority,
New Jersey Transit and the Maryland Mass Transit Administration."

Transporting  half a million  passengers  a day,  MARTA is one of the  principal metro operators in North America.

ALSTOM has recently won several major orders in the United States.  Particularly notable are a contract  worth  €980  million for 660 new metro cars for New
York, a contract worth €137  million for 62 metro cars for Washington and a contract worth €430 million for the maintenance of 434 freight  locomotives by the Burlington Northern & Santa Fe Railway Company.

ALSTOM is the global  specialist  in energy and  transport  infrastructure.  The
Company  serves the energy market  through its activities in the fields of power generation and power  transmission  and  distribution,  and the transport market through its  activities in rail and marine.  In fiscal year 2001/02,  ALSTOM had annual sales in excess of €23  billion and employed  112,000 people in over
70  countries.  ALSTOM  is  listed  on the  Paris,  London  and New  York  stock exchanges. ALSTOM's Transport Sector, with annual sales of €4.4 billion, is an  internationally  leading  supplier of rolling  stock,  information  systems, services and complete turnkey systems to the rail industry.

Press enquiries: M. Dowd / G. Tourvieille
(Tel. +33 1 47 55 25 60) - internet.press@chq.alstom.com
                           -----------------------------
Investor relations: E. Rocolle-Teyssier
(Tel.+33 1 47 55 25 78) - investor.relations@chq.alstom.com
                          ---------------------------------
internet: www.alstom.com
          --------------

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: March 5, 2003                          By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer